As filed with the Securities and Exchange Commission on June 26, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

       / x /      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

       /   /    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to _____

                          Commission File No. 333-39153

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PIONEER NATURAL RESOURCES COMPANY
                      DEFERRED COMPENSATION RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                        Pioneer Natural Resources Company
                          5205 North O'Connor Boulevard
                            1400 Williams Square West
                               Irving, Texas 75039

                        PIONEER NATURAL RESOURCES COMPANY
                      DEFERRED COMPENSATION RETIREMENT PLAN

                              Financial Statements

                for the period August 8, 1997 (date of inception)
                            through December 31, 1997

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

To the Participants and Administrator of the Pioneer Natural Resources Company
   Deferred Compensation Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of Pioneer Natural Resources Company Deferred Compensation Retirement Plan (the "Plan") as of December 31, 1997, and the related statement of changes in net assets available for benefits for the period from August 8, 1997 (date of inception) through December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the period from August 8, 1997 (date of inception) through December 31, 1997 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       KPMG Peat Marwick LLP

Midland, Texas
June 12, 1998
                                        3

                       PIONEER NATURAL RESOURCES COMPANY
                      DEFERRED COMPENSATION RETIREMENT PLAN

                 Statement of Net Assets Available for Benefits

                                December 31, 1997

ASSETS

 Investments at fair value (Note 2):
   Vanguard Money Market Reserves - Prime Portfolio - 44,505
      shares (cost approximates fair value)                          $  44,505

   Mutual Funds:
      Vanguard Bond Index Fund - Total Bond Market Portfolio -
         109 shares (cost $1,091)                                        1,097
      Vanguard Explorer Fund - 378 shares (cost $22,858)                20,920
      Vanguard Fixed Income Fund - HY Corporate Portfolio - 3,010
         shares (cost $24,284)                                          24,323
      Vanguard Fixed Income Fund - LT Corporate Portfolio - 293
         shares (cost $2,697)                                            2,713
      Vanguard Fixed Income Fund - ST Corporate Portfolio - 455
         shares (cost $4,904)                                            4,913
      Vanguard Index Trust - 500 Portfolio - 769 shares
         (cost $70,155)                                                 69,257
      Vanguard Index Trust - Extended Market Portfolio - 232 shares
         (cost $7,492)                                                   7,148
      Vanguard Index Trust - Small Cap Stock Portfolio - 957 shares
         (cost $23,705)                                                 22,722
      Vanguard Index Trust - Total Stock Market Portfolio - 947
         shares (cost $21,801)                                          21,446
      Vanguard International Equity Index Fund - Emerging Markets
         Portfolio - 3,121 shares (cost $31,970)                        31,175
      Vanguard International Equity Index Fund - European
         Portfolio - 308 shares (cost $6,285)                            6,209
      Vanguard International Equity Index Fund - Pacific Portfolio -
         1,387 shares (cost $11,174)                                    10,704
      Vanguard International Growth Portfolio - 1,977 shares
         (cost $33,795)                                                 32,407
      Vanguard U.S. Growth Portfolio - 2,765 shares (cost $81,795)      79,353
      Vanguard/PRIMECAP Fund - 1,218 shares (cost $50,139)              48,210
      Vanguard/Wellesley Income Fund - 242 shares (cost $5,538)          5,286
      Vanguard/Wellington Fund - 2,668 shares (cost $82,047)            78,561
      Vanguard/Windsor II - 2,762 shares (cost $83,935)                 79,062
                                                                      --------

           Net assets available for benefits                         $ 590,011
                                                                      ========




See accompanying notes to financial statements.

                                                 PIONEER NATURAL RESOURCES COMPANY
                                               DEFERRED COMPENSATION RETIREMENT PLAN

                                            Statement   of   Changes   in  Net   Assets
                                       Available for Benefits For the Period August 8, 1997
                                          (date of inception) through December 31, 1997



                                                                           Mutual Funds
                                                      ---------------------------------------------------------
                                          Vanguard     Vanguard              Vanguard    Vanguard    Vanguard
                                           Money         Bond                  Fixed       Fixed       Fixed
                                           Market     Index Fund-             Income      Income      Income
                                          Reserves-   Total Bond  Vanguard    Fund-HY     Fund-LT     Fund-ST
                                            Prime       Market    Explorer   Corporate   Corporate   Corporate
                                          Portfolio   Portfolio     Fund     Portfolio   Portfolio   Portfolio
                                          ---------   ---------   --------   ---------   ---------   ---------
Additions to net assets attributed to:
  Dividend income                         $     112   $       3   $  1,819   $     103   $      27   $      15
  Employer contributions                     12,690         544      9,457      11,187       1,335       2,444
  Employee contributions                     30,109         544     11,583      12,994       1,335       2,445
  Net appreciation (depreciation)
    in fair value of investments                -             6     (1,939)         39          16           9
                                           --------    --------    -------    --------    --------    --------
      Total additions                        42,911       1,097     20,920      24,323       2,713       4,913
                                           --------    --------    -------    --------    --------    --------
Deductions from net assets                      -           -          -           -           -           -
                                           --------    --------    -------    --------    --------    --------
  Net increase prior to interfund
    transfers                                42,911       1,097     20,920      24,323       2,713       4,913
  Interfund transfers                         1,594         -          -           -           -           -
                                           --------    --------    -------    --------    --------    --------
        Net increase                         44,505       1,097     20,920      24,323       2,713       4,913

Net assets available for plan benefits:
  Beginning of period                           -           -          -           -           -           -
                                           --------    --------    -------    --------    --------    --------
  End of year                             $  44,505   $   1,097   $ 20,920   $  24,323   $   2,713   $   4,913
                                           ========    ========    =======    ========    ========    ========

See accompanying notes to financial statements.
                                                                                                             continued
                                                               5a

                                                 PIONEER NATURAL RESOURCES COMPANY
                                               DEFERRED COMPENSATION RETIREMENT PLAN

                                            Statement   of   Changes   in  Net   Assets
                                       Available for Benefits For the Period August 8, 1997
                                    (date of inception) through December 31, 1997 (continued)



                                                             Mutual Funds
                                             ---------------------------------------------
                                                         Vanguard                Vanguard
                                              Vanguard    Index      Vanguard      Index
                                               Index      Trust-      Index     Trust-Total
                                               Trust-    Extended   Trust-Small    Stock
                                                500       Market     Cap Stock     Market
                                             Portfolio   Portfolio   Portfolio   Portfolio
                                             ---------   ---------   ---------   ---------
Additions to net assets attributed to:
  Dividend income                            $     697   $    362    $   1,053   $     304
  Employer contributions                        34,495      2,660        9,682      10,777
  Employee contributions                        34,963      4,489       13,084      12,351
  Net appreciation (depreciation)
    in fair value of investments                  (898)      (345)        (983)       (392)
                                              --------    -------     --------    --------
      Total additions                           69,257      7,166       22,836      23,040
                                              --------    -------     --------    --------
Deductions from net assets                         -           18          114         -
                                              --------    -------     --------    --------
  Net increase prior to interfund
    transfers                                   69,257      7,148       22,722      23,040
  Interfund transfers                              -          -            -        (1,594)
                                              --------    -------     --------    --------
        Net increase                            69,257      7,148       22,722      21,446

Net assets available for plan benefits:
  Beginning of period                              -          -            -           -
                                              --------    -------     --------    --------
  End of year                                $  69,257   $  7,148    $  22,722   $  21,446
                                              ========    =======     ========    ========

See accompanying notes to financial statements.
                                                                                                continued
                                                               5b


                                                 PIONEER NATURAL RESOURCES COMPANY
                                               DEFERRED COMPENSATION RETIREMENT PLAN

                                            Statement   of   Changes   in  Net   Assets
                                    Available for Benefits For the Period August 8, 1997 (date of inception) through December 31, 1997 (continued)


                                                            Mutual Funds
                               ----------------------------------------------------------------------
                                Vanguard
                              International   Vanguard       Vanguard
                                 Equity     International  International
                               Index Fund-     Equity         Equity        Vanguard      Vanguard
                                Emerging     Index Fund-    Index Fund-   International     U.S.
                                 Markets      European        Pacific        Growth        Growth
                                Portfolio     Portfolio      Portfolio      Portfolio     Portfolio
                               -----------   ------------   ------------   ------------   ---------
Additions to net assets
 attributed to:
  Dividend income              $      615    $      111     $      108     $     1,211    $   2,699
  Employer contributions           14,816         2,351          5,130          15,621       38,868
  Employee contributions           16,856         3,854          5,992          16,963       40,228
  Net appreciation
    (depreciation) in fair
    value of investments             (795)          (76)          (470)         (1,388)      (2,442)
                                 --------     ---------      ---------      ----------     --------
      Total additions              31,492         6,240         10,760          32,407       79,353
                                 --------     ---------      ---------      ----------     --------
Deductions from net assets            317            31             56             -            -
                                 --------     ---------      ---------      ----------     --------
  Net increase prior to
    interfund transfers            31,175         6,209         10,704          32,407       79,353
  Interfund transfers                 -             -              -               -            -
                                 --------     ---------      ---------      ----------     --------
        Net increase               31,175         6,209         10,704          32,407       79,353

Net assets available for plan
 benefits:
  Beginning of period                 -             -              -               -            -
                                 --------     ---------      ---------      ----------     --------
  End of year                  $   31,175    $    6,209     $   10,704     $    32,407    $  79,353
                                =========     =========      =========      ==========     ========


See accompanying notes to financial statements.
                                                                                            continued
                                                                 6a


                                                 PIONEER NATURAL RESOURCES COMPANY
                                               DEFERRED COMPENSATION RETIREMENT PLAN

                                            Statement   of   Changes   in  Net   Assets
                                    Available for Benefits For the Period August 8, 1997 (date of inception) through December 31, 1997 (continued)


                                                 Mutual Funds
                                ----------------------------------------------

                                            Vanguard/
                                Vanguard/   Wellesley    Vanguard/   Vanguard/
                                PRIMECAP     Income     Wellington    Windsor
                                  Fund        Fund         Fund          II        Total
                                ---------   ---------   ----------   ---------   ----------
Additions to net assets
 attributed to:
  Dividend income               $   1,383   $     326   $    3,644   $   4,891   $   19,483
  Employer contributions           22,091       2,606       36,713      35,291      268,758
  Employee contributions           26,665       2,606       41,690      43,753      322,504
  Net appreciation
    (depreciation) in fair
    value of investments           (1,929)       (252)      (3,486)     (4,873)     (20,198)
                                 --------    --------    ---------    --------    ---------
      Total additions              48,210       5,286       78,561      79,062      590,547
                                 --------    --------    ---------    --------    ---------
Deductions from net assets            -           -            -           -            536
                                 --------    --------    ---------    --------    ---------
  Net increase prior to
    interfund transfers            48,210       5,286       78,561      79,062      590,011
  Interfund transfers                 -           -            -           -            -
                                 --------    --------    ---------    --------    ---------
        Net increase               48,210       5,286       78,561      79,062      590,011

Net assets available for plan
 benefits:
  Beginning of period                 -           -            -           -            -
                                 --------    --------    ---------    --------    ---------
  End of year                   $  48,210   $   5,286   $   78,561   $  79,062   $  590,011
                                 ========    ========    =========    ========    =========


See accompanying notes to financial statements.

                                                                 6b

                        PIONEER NATURAL RESOURCES COMPANY
                      DEFERRED COMPENSATION RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997


Note 1.     Description of Plan

       The following brief description of the provisions of the Pioneer Natural Resources Company Deferred Compensation Retirement Plan ("the Plan") is provided for general information purposes only. Eligible employees should refer to the Plan document for more complete information. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") (See
Note 6).

       General

       The Plan is a defined contribution plan available to eligible employees of Pioneer Natural Resources Company ("the Employer"). An eligible employee is any individual who is employed by the Employer and (i) is an officer or (ii) a member of a select group of management or highly compensated employees who are designated by the Compensation Committee of the Board of Directors (the "Plan Administrator") from time to time as being eligible to participate in the Plan. Certain administrative functions such as maintenance of account balances and allocation of earnings are performed by the Vanguard Group.

       Contributions

       Participants may elect to contribute up to a maximum amount of 25% from their pay and/or bonus. The Employer contributes to the Plan an amount equal to 100% of a participant's contribution not to exceed 8% of salary for a select group of management or 10% of salary for officers. The Employer's contribution amounted to $268,758 for the period from August 8, 1997 (date of inception) through December 31, 1997.

       Participant Accounts

       Each participant's account is credited with the participant's contributions, the Employer's matching contributions and an allocation of Plan earnings. The net return on investments is allocated to each participant's account in proportion to the account value of the participant's account relative to the entire equity investment portfolio.

       Investment Options

       Participants may invest their account balance in any of, or a combination of, 19 investment funds. Employer contributions are allocated on a pro rata basis to the participant's selected fund(s).

                        PIONEER NATURAL RESOURCES COMPANY
                      DEFERRED COMPENSATION RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997


Note 1.     Description of Plan (continued)

   o    Vanguard  Money Market  Reserves - Prime  Portfolio  (10  participants):
        Seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government and federal agencies.

   o    Vanguard Bond Index Fund - Total Bond Market  Portfolio (1 participant):
        Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

   o Vanguard Explorer Fund (8 participants): Seeks to provide long-term growth of capital by investing in a diversified group of small-company stock with prospects for above-average growth.

   o    Vanguard Fixed Income Fund - HY Corporate  Portfolio (13  participants):
        Seeks to provide a high level of interest income by investing in high-yield corporate bonds, or 'junk' bonds. These bonds pay higher interest rates because they are considered to carry greater risk of default than bonds with higher credit ratings.

   o    Vanguard  Fixed  Income Fund - LT Corporate  Portfolio (1  participant):
        Seeks to provide a high and sustainable level of interest income by investing primarily in a diversified group of long-term bonds issued by corporations with strong credit ratings.

   o    Vanguard  Fixed Income Fund - ST Corporate  Portfolio (2  participants):
        Seeks to provide income while maintaining a high degree of stability of principal by investing in short-term bonds, including high-quality corporate and U.S. Treasury securities.

   o Vanguard Index Trust - 500 Portfolio (27 participants): Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

   o Vanguard Index Trust - Extended Market Portfolio (5 participants): Seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

                        PIONEER NATURAL RESOURCES COMPANY
                      DEFERRED COMPENSATION RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997



Note 1.     Description of Plan (continued)

   o     Vanguard  Index Trust - Small Cap Stock  Portfolio  (15  participants):
         Seeks to provide long-term growth of capital by investing in a sample of stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

   o     Vanguard Index Trust - Total Stock Market  Portfolio (8  participants):
         Seeks to provide long-term growth of capital and income by attempting to match the performance results of the Wilshire 5000 Equity Index, an unmanaged index that covers all regularly traded U.S. stocks.

   o Vanguard International Equity Index Fund - Emerging Markets Portfolio (10 participants): Seeks to provide long-term growth of capital by attempting to match the performance of the unmanaged Morgan Stanley Capital International Select Emerging Markets Free Index, which is made up of stocks from 16 emerging countries' markets as well as the more developed markets of Hong Kong and Singapore.

   o    Vanguard  International  Equity  Index  Fund  -  European  Portfolio  (7
        participants): Seeks to provide long-term growth of capital by attempting to match the investment results of the unmanaged Morgan Stanley Capital International Europe Index, which is made up mostly of stocks from 15 European countries.
 .
   o Vanguard International Equity Index Fund - Pacific Portfolio (6 participants): Seeks to provide long-term growth of capital by attempting to match the performance of the unmanaged Morgan Stanley Capital International Pacific Free Index, which is made up of stocks from companies in Japan (a significant majority), Australia, New Zealand, Malaysia and Singapore.

   o Vanguard International Growth Portfolio (20 participants): Seeks to provide long-term growth of capital by investing in stocks of high-quality seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

   o Vanguard U.S. Growth Portfolio (21 participants): Seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

   o Vanguard/PRIMECAP Fund (26 participants): Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams.

                        PIONEER NATURAL RESOURCES COMPANY
                      DEFERRED COMPENSATION RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997


Note 1.     Description of Plan (continued)

   o Vanguard/Wellesley Income Fund (5 participants): Seeks to provide a high level of income, long-term growth of income and moderate long-term growth of capital by investing 60% to 65% of its assets in high-quality long-term and intermediate-term bonds and the remainder in dividend-paying stocks.

   o Vanguard/Wellington Fund (22 participants): Seeks to provide income and long-term growth of capital, without undue risk to capital, by investing about 65% of its assets in stocks and the remaining 35% in bonds.

   o Vanguard/Windsor II (32 participants): Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

   Vesting

       A member shall have a 100% vested interest in his general account and matching contribution account at all times.

Note 2.     Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       Trust Accounting

       The Plan's assets are held with Vanguard Fiduciary Trust Company (the "Trustee").

       Investment Valuation

       Investments are valued at fair value as determined by the Trustee. Fair value is determined as follows:

    1) Investments in securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year;

                        PIONEER NATURAL RESOURCES COMPANY
                      DEFERRED COMPENSATION RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997


Note 2.     Summary of Significant Accounting Policies (continued)

    2) Securities traded on over-the-counter markets and listed securities for which no sales were reported on that date, if any, are valued at the mean between the last reported bid and asked prices; and

    3) Investments in restricted securities and other security investments, if any, not having an established market are valued at fair value as determined by the investment manager of the trust.

       Payments of Benefits

       The total value of the vested portion of the participant's account will be paid in one lump sum as soon as administratively possible, or in annual installment payments for a term of either five or ten years.

       Withdrawal of Benefits

       Employees may withdraw their vested interest in the Plan under certain hardship conditions as defined in the Plan. Terminated participants may also withdraw their vested interest in the Plan.

       Security Transactions and Investment Income

       Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

                        PIONEER NATURAL RESOURCES COMPANY
                      DEFERRED COMPENSATION RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997


Note 3.     Investments

       Investments that represent 5% or more of the Plan's net assets are separately identified:
                                                          December 31, 1997
                                                         -------------------
                                                         Shares   Fair Value
                                                         ------   ----------
Investments at fair value as determined by quoted
 market price:
   Vanguard Money Market Reserves - Prime Portfolio      44,505   $   44,505

   Mutual Funds:
     Vanguard Index Trust - 500 Portfolio                   769       69,257
     Vanguard International Equity Index Fund -
       Emerging Markets Portfolio                         3,121       31,175
     Vanguard International Growth Portfolio              1,977       32,407
     Vanguard U.S. Growth Portfolio                       2,765       79,353
     Vanguard/PRIMECAP Fund                               1,218       48,210
     Vanguard/Wellington Fund                             2,668       78,561
     Vanguard/Windsor II                                  2,762       79,062
   Other                                                             127,481
                                                                   ---------
                                                                  $  590,011
                                                                   =========
Note 4.     Plan Termination

       Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan in the manner specified by the Plan Administrator, which may include the payment of a single lump sum or cash payment in full satisfaction of a participant's benefits.

Note 5.     Administrative Expenses

       The Employer may pay all expenses incurred in the establishment and administration of the Plan, including expenses and fees of the Trustee, but it shall not be obligated to do so, and any such expenses not so paid by the Employer shall be paid from Plan earnings. The Employer paid approximately $4,000 in administrative expenses relating to 1997.

Note 6.     Tax Status of the Plan

       On October 31, 1997, Pioneer Natural Resources Company filed notice with the Pension and Welfare Benefits Administration, U.S. Department of Labor, for a Top Hat Plan exemption from the ERISA reporting requirements. Pioneer maintains this non-qualified retirement plan primarily for the purpose of providing deferred compensation to a select group of highly compensated management employees.

                        PIONEER NATURAL RESOURCES COMPANY
                      DEFERRED COMPENSATION RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997


Note 7.     Related Party Transactions

       Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                        PIONEER NATURAL RESOURCES COMPANY
                      DEFERRED COMPENSATION RETIREMENT PLAN


                               S I G N A T U R E S



The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned thereto duly authorized.


                                 PIONEER NATURAL RESOURCES COMPANY
                                 DEFERRED COMPENSATION RETIREMENT PLAN

                                 By: Pioneer Natural Resources Company Deferred Compensation Retirement Plan Committee




Date:   June 26, 1998            By:     /s/ Larry N. Paulsen
                                     ------------------------------
                                         Larry N. Paulsen
                                         Plan Administrator


Date:   June 26, 1998            By:     /s/ Ken Hersh
                                     ------------------------------
                                         Ken Hersh



Date:   June 26, 1998            By:     /s/ Charles E. Ramsey, Jr.
                                     ------------------------------
                                         Charles E. Ramsey, Jr.



Date:   June 26, 1998            By:     /s/ Phillip B. Smith
                                     ------------------------------
                                         Phillip B. Smith



Date:   June 26, 1998            By:     /s/ Guy J. Turcotte
                                     ------------------------------
                                         Guy J. Turcotte

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                                INDEX TO EXHIBITS


Exhibit
Number                      Description                             Page

  23.1            Consent of KPMG Peat Marwick LLP

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